Exhibit 99(a)(1)(A)

STAPLES, INC.

OFFER TO AMEND CERTAIN OUTSTANDING OPTIONS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M., EASTERN TIME, ON JUNE 11, 2007,
UNLESS THE OFFER IS EXTENDED

Staples hereby offers you as an eligible employee the right to increase the exercise price of outstanding Staples stock options issued to you on July 1, 2003, for the purpose of avoiding the negative tax consequences under Section 409A of the United States Internal Revenue Code. If you accept this offer, the exercise price for those options will be increased from $12.2333 to $12.88 per share (all per share numbers are adjusted to reflect the three-for-two common stock split effected April 15, 2005), you will receive a cash payment in the amount of $ .6467 for each share underlying the options in January 2008 and the options will not be subject to the negative tax consequences of Section 409A. If you decline this offer, your options will remain unchanged and will be subject to Section 409A and you will not receive the cash payment. The personalized letter provided to you with this offer lists your options that are eligible for this offer and the amount of cash that you will receive if you accept this offer.

This offer arises because we have determined that the measurement date for accounting and tax purposes for the July 1, 2003 options should have been July 10, 2003 rather than July 1 as originally determined. Based on the original determination, we set the exercise price at $12.2333, which was the per share fair market value of our common stock on July 1, 2003. On July 10, 2003, the fair market value had increased by $ .6467 to $12.88 per share. For accounting and tax purposes, therefore, the options were issued with an exercise price lower than the fair market value of the underlying shares on the measurement date. As a result, any such options that vested on or after January 1, 2005 are subject to Section 409A. Section 409A requires options to be taxed at vesting, and imposes a 20% tax and interest that are in addition to all other income and employment taxes applicable to stock options. If you elect to participate in the offer, your amended options will no longer be subject to these adverse tax consequences.

The personalized letter you receive with this package identifies the options that are eligible for this offer. Your July 1, 2003 options that are still outstanding and unexercised on the expiration date of this offer are eligible options.

Amended Options and Cash Payments

If you elect to participate in this offer, your eligible options will be amended on the next business day following the expiration of this offer (currently expected to be June 12, 2007). The amended options will be subject to the existing option agreement between you and the Company, with only the exercise price being changed.  The vesting schedule will not change.

If you elect to participate in this offer, promptly following the expiration of the offer, we will send you an “Amendment to Stock Option Award Agreement” evidencing the change in exercise price and a “Promise to Make Cash Payment” evidencing your right to receive a cash payment in respect of the amended options. Cash payments will be paid on or promptly following January 2, 2008 and will be subject to applicable tax withholding. The cash payments will not be subject to any vesting conditions, so you will receive the cash payment to which you are entitled on or promptly following January 2, 2008, regardless of whether the eligible options are vested and regardless of whether or not you are providing services to us on that date. Members of the Staples Leadership Team who accept this offer will forgo the cash payment.

Other Matters

The offer is not conditioned upon this offer being accepted by holders of a minimum number of the outstanding eligible options, but the offer is subject to other conditions, which we describe in Section 8 of this Offer to Amend. You are not required to accept this offer.

Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “SPLS.” On April 30, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $24.80 per share. Before deciding to participate in this offer, you should evaluate current market quotes for our common stock, among other risks of participating in this offer.

See “Risks of Participating in the Offer” beginning on page 8 for a discussion of risks that you should consider before participating in this offer.

IMPORTANT—ACTION ITEMS TO PARTICIPATE

If you wish to participate in this offer, you must deliver a properly completed and signed election form included with your personalized letter before 5:00 p.m., Eastern Time, on June 11, 2007 to us by one of the following:

a.                  Mailing the pre-paid envelope enclosed with your personalized letter, or

b.                 Using Interoffice Mail to Equity Comp, 1West, if you work in the headquarters building in Framingham, Massachusetts, or

c.                  Faxing to Equity Comp at 508-253-8300.

Only responses that are complete, signed, and actually received by the deadline will be accepted. Responses that are received after the deadline will not be accepted. Although our board of directors has approved this offer, neither we nor our board of directors will make any recommendation as to whether you should accept the offer to amend your eligible option. You must make your own decision, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A will apply to your eligible options if it is not amended pursuant to this offer.

You should direct questions about the offer or requests for assistance or for additional copies of this document or the election form to HR Services at 888-490-4747 (x36499).

We have not authorized any person to make any recommendation on our behalf as to whether you should surrender or not surrender your eligible options for amendment through this offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This document constitutes part of the Section 10(a) prospectus relating to our Amended and Restated 1992 Equity Incentive Plan and covers securities that have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The date of this offer to amend is May 10, 2007.

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Summary Term Sheet

The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of the Offer to Amend (which, as it may be amended or supplemented from time to time, constitutes the “offer”) because the information in this summary and in the introductory pages preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of the offer. We have included references to the relevant sections of the offer where you can find a more complete description of the topics in this summary term sheet.

Q1.   Why is Staples making the offer?

We have determined that options we granted under our Amended and Restated 1992 Equity Incentive Plan with an original grant date of July 1, 2003 were issued with an exercise price less than the fair market value of the underlying common stock on the adjusted measurement date for accounting and tax purposes and that holders of such options will be subject to adverse tax consequences under Section 409A of the United States Internal Revenue Code. This offer is being made to permit certain holders of those options (referred to as the eligible option holders) to amend their options to avoid the adverse tax treatment of such options under Section 409A.

Q2.   What do some of the terms used in the offer mean?

The following are some terms that are frequently used in this offer:

•       “amended options” refers to eligible options that are amended pursuant to this offer.

•       “amendment date” refers to the date when eligible options with respect to which you accept this offer will be amended to reflect a new exercise price. We expect that the amendment date will be June 12, 2007, which is the next business day following the expected expiration date of this offer. If the expiration date is extended, then the amendment date will be similarly extended.

•       “eligible option holder” refers to all individuals who (1) are subject to United States taxation, (2) hold otherwise eligible options, if those options remain outstanding as of the expiration date of this offer and (3) are employees of Staples on such expiration date.

•       “eligible options” refers to the options with respect to which you may accept this offer in exchange for the option consideration, as described in Question and Answer 4 and Section 1 of the Offer to Amend.

•       “expiration date” refers to the date that this offer expires. The expiration date will be June 11, 2007 at 5:00 p.m., Eastern Time, unless the offer is extended. We may extend the expiration date at our discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

•       “fair market value” with respect to shares of our common stock on a given date, means the closing price of our common stock on the Nasdaq Global Select Market on such date.

•       “offer period” or “offering period” refers to the period from the commencement of this offer to the expiration date. This period will commence on May 10, 2007, and end at 5:00 p.m., Eastern Time, on June 11, 2007, unless the offer is extended.

•       “option consideration” means the total consideration you may receive for the eligible options with respect to which you choose to accept this offer. The option consideration is more fully described in Question and Answer 5 and in Section 2 of the Offer to Amend.

•       “trading day” refers to each day on which the Nasdaq Global Select Market is open for trading.

•       “Section 409A” refers to Section 409A of the United States Internal Revenue Code of 1986, as amended, and the guidance issued thereunder.

Q3.   Who is eligible to participate in the offer?

You may participate in this offer if you (1) are subject to United States taxation, (2) hold otherwise eligible options, if such options remain outstanding on the expiration date and (3) are an employee of Staples on the expiration date. (See Section 1)

Q4.   Which options are eligible for the option consideration in this offer?

Your July 1, 2003 options to purchase common stock are eligible for this offer with respect to the options that remain outstanding on the expiration date of this offer. Your personalized letter will identify which of your stock options are eligible options for the purposes of this offer. (See Section 1)

Q5.   What will I receive if I participate in this offer?

If you participate in this offer, your eligible options will be amended to increase the original exercise price per share from $12.2333 to $12.88. You will also receive $ .6467 for each share of our common stock underlying the amended options. The cash payment, which will be made in January 2008, is intended to compensate you for the increase in the exercise price of your amended options. Members of the Staples Leadership Team who accept this offer will forgo the cash payment. Your personalized letter will list the number of unexercised shares subject to your eligible options, as well as the cash payment you will be entitled to receive for your eligible options if you participate in the offer. (See Section 2)

Q6.   What are the tax consequences of options subject to Section 409A?

Section 409A was added to the United States Internal Revenue Code by the American Jobs Creation Act of 2004. Since Section 409A was adopted, the Internal Revenue Service (the “IRS”) has issued interim transition guidance, proposed regulations and final regulations under Section 409A. The final regulations do not become effective until January 1, 2008. Before that date, taxpayers may rely on a good-faith interpretation of any of the above-listed guidance issued under Section 409A. The IRS has not issued any final guidance with respect to the calculation of income on options subject to Section 409A; however, based on currently available guidance, we believe that the following United States federal tax consequences would apply:

(i)    Beginning in 2008, all eligible options that vested after December 31, 2004 and have not been exercised will become taxable to you. The amount of income recognized will likely be equal to the fair market value of the common stock underlying the eligible options that vested after December 31, 2004, less the sum of the exercise price applicable to those options.

(ii)   You will be subject to a 20% tax on the income recognized with respect to an eligible option that vested after December 31, 2004, in addition to all regular income and employment taxes.

(iii)  You will also be liable for an additional tax in the form of interest at the IRS underpayment rate, plus 1% (currently, an aggregate annual interest rate of 9%).

In addition, certain states have also adopted laws similar to Section 409A and an option holder may also incur additional taxes and interest under such state law provisions with respect to eligible options that vested after December 31, 2004 depending on the state in which the option holder is subject to taxation.

We have a withholding obligation with respect to any income that you recognize with respect to the eligible options that vested after December 31, 2004; however, we are not required to withhold the Section 409A tax or interest. As a result, we will withhold regular income and employment taxes, as required, with respect to any income recognized on such an option. We are also required to report to the IRS (and applicable state taxing authorities) the income subject to the Section 409A tax and interest. If you do not agree to participate in the offer, you will be solely responsible for all income taxes and interest payable under Section 409A and similar state and other tax laws with respect to your eligible options that vested after December 31, 2004.

Holders of eligible options should consult their financial, tax and legal advisors with regard to the application of Section 409A (and similar state tax provisions) to their options. (See Section 15)

Q7.   What are the tax consequences if I accept the offer?

If you accept the offer to amend your eligible options, you should not recognize any income for United States federal income tax purposes at the time of acceptance or at the time your eligible options are amended. You should also avoid the adverse tax consequences under Section 409A. However, the cash payment you receive in January 2008 will be compensation income to you and will be subject to regular income and employment tax withholding at the time that it is received.

Please see Section 15 of the Offer to Amend, Material United States Federal Income Tax Consequences, for more detailed information regarding certain tax consequences of the offer.

We recommend that you consult with your personal financial, tax and legal advisors in making your decision whether to accept the offer.

Q8.   What are the tax consequences if I do not accept the offer?

If you do not accept the offer to amend your eligible options, then you will be subject to adverse tax consequences under Section 409A with respect to your eligible options that were unvested as of December 31, 2004. These tax consequences are summarized in Question and Answer 6 above, and described in detail in Section 15 of the Offer to Amend. In addition, you may be subject to adverse tax consequences under similar state tax laws with respect to your eligible options.

We do not intend to make another offer to amend your eligible options to avoid the adverse tax consequences under Section 409A. We recommend that you consult with your personal financial, tax and legal advisors in making your decision whether to accept the offer.

Q9.   Am I required to participate in the offer?

No. Participation in the offer is voluntary. If you do not participate in this offer, your eligible options will remain outstanding and will be subject to adverse tax consequences under Section 409A. You will be solely responsible for any and all taxes and interest due with respect to your eligible options as a result of Section 409A or otherwise. Please also see Question and Answer 6 for a description of the potential consequences to you if you decide not to participate in the offer and instead keep your eligible options.

Q10.   If I choose to participate in the offer, am I required to amend all of the outstanding options of my July 1, 2003 option grant?

Yes. If you tender your eligible options for amendment, you must tender all of the options of your July 1, 2003 option grant that remain outstanding on the expiration date of this offer.

Q11.   Will the terms and conditions of my amended options be the same as my eligible options?

Except for increasing the exercise price to $12.88 per share, the eligible options that are amended pursuant to this offer will remain subject to the same terms and conditions as in effect for those options immediately before the amendment, including the vesting schedule, exercise period and option term.

Q12.   When will my eligible options be amended?

The eligible options for which this offer is accepted will be amended as of the next business day following the expiration date of the offer (the “amendment date”). However, it will take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. (See Section 7)

Q13.   When can I exercise my amended options?

You may exercise any of your amended options at any time after our database and your personal account information have been updated to reflect the option amendment, subject to the vesting provisions of such options and before the termination of the option agreement pursuant to its terms. We expect that this process will be completed several business days after the amendment date.

Q14.   Can I exercise my eligible options after I accept the offer but before they are amended?

If you accept the offer to amend your eligible options and want to exercise such options before their amendment, you must first withdraw your previously submitted acceptance. If you exercise your options before this amendment under the offer, you will be subject to adverse tax consequences under Section 409A for any options that were unvested as of December 31, 2004 and you will be solely responsible for any taxes, penalties and interest payable under Section 409A.

Q15.   How will my cash payment be taxed?

You will be taxed upon receipt of the cash payment. The payment will constitute compensation income for tax withholding purposes. Accordingly, Staples must withhold all applicable United States federal, state and local income and employment withholding taxes as well as all applicable foreign taxes required to be withheld with respect to such payment. You will receive only the portion of the payment remaining after all such taxes have been withheld. (See Section 13)

Q16.   What are the conditions to the offer?

The offer is subject to a number of conditions, including the conditions described in Section 8. The offer is not conditioned upon the acceptance of the offer with respect to a minimum number of eligible options for amendment. (See Section 8)

Q17.   When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

The offer expires on June 11, 2007, at 5:00 p.m., Eastern Time, unless we extend the offer.

Although we do not currently intend to do so, we may, at our discretion, extend the offer at any time. If the offer is extended, we will send you an e-mail or other communication informing you of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the offer period. (See Section 16)

Q18.   How and when do I accept the offer to amend my eligible options?

If you decide to accept the offer to amend your eligible options, you must deliver to us, before 5:00 p.m., Eastern Time, on June 11, 2007, a properly completed and duly executed election form included with your personalized letter along with any other documents required by the election form. The election form and other documents must be sent to us by one of the following:

a.                  Mailing the pre-paid envelope enclosed with your personalized letter, or

b.                 Using Interoffice Mail to Equity Comp, 1West, if you work in the headquarters building in Framingham, Massachusetts, or

c.                  Faxing to Equity Comp at 508-253-8300.

If we extend the offer beyond that time, you must deliver these documents before the extended expiration date of the offer. If we do not receive a properly completed and duly executed election form from you before the expiration of the offer, we will not accept your eligible options for amendment, and those options will not be amended pursuant to this offer.

Q19.   During what period of time may I withdraw my previously submitted acceptance of the offer to amend my eligible options?

You may withdraw your acceptance of the offer to amend your eligible options at any time before 5:00 p.m., Eastern Time, on June 11, 2007. If we extend the offer beyond that time, you may withdraw your submitted acceptance at any time until the extended expiration date of the offer. To withdraw your submitted acceptance, you must send to us a properly completed and executed withdrawal form, with the required information while you still have the right to withdraw the submitted acceptance of the offer. To receive a copy of the withdrawal form, please contact HR Services at 888-490-4747 (x36499). The withdrawal form must be sent by:

a.                 Using Interoffice Mail to Equity Comp, 1West, if you work in the headquarters building in Framingham, Massachusetts, or

b.                Faxing to Equity Comp at 508-253-8300.

Once you have withdrawn your acceptance, you may re-submit an acceptance only if you again follow the acceptance procedures described in this document and the election form included in your personalized letter before the expiration date of the offer. (See Section 6) If you withdraw your acceptance and do not re-submit an acceptance, you will be subject to adverse income tax consequences under Section 409A. (See Section 15)

Q20.   What does Staples think of the offer?

Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether you should accept or refrain from accepting the offer to amend your eligible options. You must make your own decision whether to accept the offer, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A will apply to your eligible options if they are not amended. (Section 15)

We recommend that you consult with your personal financial, tax and legal advisors in making your decision whether to accept the offer.

Q21.   What are some of the key dates to remember?

The commencement date of the offer is May 10, 2007.

The offer expires at 5:00 pm, Eastern Time, on June 11, 2007 (unless we extend it).

The eligible options will be amended on June 12, 2007 (unless we extend the offer).

The amended options may be exercised, subject to the vesting provisions of such options and before the termination of the option agreement pursuant to its terms, once our database and your personal account information are updated to reflect the amendments, which we expect will be several business days following the amendment date.

The cash payment will be made as soon as practicable after January 2, 2008.

Q22.   Who can I talk to if I have questions about the offer?

For additional information or assistance, you should contact HR Services at 888-490-4747 (x36499).

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves risks discussed in this offer and described below. In addition, information concerning risk factors included in our Annual Report on Form 10-K for the year ended February 3, 2007 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 of the Offer to Amend. You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisor before deciding to participate in the offer.

Tax-Related Risks.

The Internal Revenue Service Could Change the Expected Section 409A Tax Consequences.   As described above and in Section 15 below, based on the current guidance under Section 409A, the portion of your eligible options that was unvested as of December 31, 2004 will be subject to adverse tax consequences under Section 409A. We believe that we have complied in good faith with the current guidance with respect to the offer to amend your eligible options to avoid the adverse tax consequences of Section 409A. We cannot guarantee the effect of any future IRS guidance.

State and Local Taxes.   The discussion in Section 15 of the Offer to Amend describes the material United States federal income tax consequences if you participate in the offer and if you do not participate in the offer. State and local taxes may differ. Certain states, including California, have adopted provisions similar to Section 409A; if you are subject to income taxation in such states, you may incur additional taxes and interest under such provisions with respect to your eligible options.

All option holders should consult with their own personal tax advisor as to the tax consequences of their participation in the offer.

THE OFFER

1.                 ELIGIBLE OPTION HOLDERS; ELIGIBLE OPTIONS.

Upon the terms and subject to the conditions of the offer, we will amend all eligible options held by eligible option holders who accept the offer in accordance with Section 5, and do not validly withdraw their acceptance in accordance with Section 6 before the expiration date.

Eligible Option Holders

Based on our records, you are currently an eligible option holder. Individuals to whom eligible options have been granted by Staples, who are subject to taxation in the United States and who remain employees of Staples on the expiration date of this offer are eligible to participate in the offer and to accept the offer to amend their eligible options in accordance with the terms and conditions of the offer.

Eligible Options

The personalized letter you receive with this package identifies your options that are eligible for this offer. Eligible options are those options issued under our Amended and Restated 1992 Equity Incentive Plan on July 1, 2003 that are still outstanding and unexercised on the expiration date of this offer.

2.                 AMENDMENT AND CASH PAYMENT.

If you accept the offer to amend your eligible options, then your eligible options will be amended to increase the original exercise price to $12.88 per share (adjusted to reflect stock splits). Except for the adjusted exercise price, all the other terms and provisions of the amended options will be identical to the terms and provisions in effect for the eligible options immediately before the amendment, including the vesting schedule, exercise period and option term.

You will also receive $ .6467 for each share of our common stock underlying the amended options. The cash payment, which will be made in January 2008, is intended to compensate you for the increase in exercise price of the amended options. Members of the Staples Leadership Team who accept this offer will forgo the cash payment.

Your personalized letter will list the number of unexercised shares subject to your eligible options, as well as the cash payment you will be entitled to receive if you elect to have your eligible options amended.

3.                 PURPOSE OF THE OFFER.

This offer arises because we have determined that the measurement date for accounting and tax purposes for the July 1, 2003 options should have been July 10, 2003. Based on the original determination, we set the exercise price at $12.2333, which was the per share fair market value of our common stock on July 1, 2003. On July 10, 2003, the fair market value had increased by $ .6467 to $12.88 per share. For accounting and tax purposes, therefore, the options were issued with an exercise price lower than the fair market value of the underlying shares on the adjusted measurement date, making your options subject to Section 409A. Section 409A requires eligible options that were unvested as of December 31, 2004 to be taxed at vesting, and imposes a 20% tax in addition to all other income and employment taxes, as well as potential interest charges. If you elect to participate in the offer, your amended options should no longer be subject to these adverse tax consequences.

The application of Section 409A to the eligible options that vested after December 31, 2004, however, is not entirely free from doubt and we make no representation as to the effect of this offer under Section 409A or the effect of the offer under the state tax laws that are similar to Section 409A.

The currently outstanding options were issued to motivate our employees to perform at high levels and to provide an effective means of recognizing employee contributions to the success of our business. This offer is being made to permit employees who hold eligible options (referred to as the eligible option holders) to amend their options in a manner intended to avoid the adverse tax treatment of such options under Section 409A.

Except as otherwise described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”), we presently have no plans or proposals that relate to or would result in:

(a)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

(b)         any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)          any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)         any change in our present board of directors or executive management team, including any plans to change the number or term of our directors or to fill any existing board vacancies or to change the material terms of any executive officer’s employment;

(e)          any other material change in our corporate structure or business;

(f)            our common stock not being authorized for listing on the Nasdaq Global Select Market;

(g)          our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act;

(h)         the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i)            the acquisition by any person of any of our securities or the disposition of any of our securities, other than in the ordinary course or pursuant to existing options or other rights; or

(j)             any change in our certificate of incorporation or bylaws, or other actions which may impede the acquisition of control of us by any person.

In the ordinary course of business, from time to time, Staples evaluates acquisition opportunities and makes changes in the composition and structure of its board of directors and/or management. In connection with our 2007 annual meeting of stockholders, we will propose changes in our bylaws regarding the election of directors.

Neither we nor our board of directors will make any recommendation as to whether you should accept the offer to amend your eligible options, nor have we authorized any person to make any such recommendation. You must make your own decision whether to accept the offer to amend your eligible options, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A will apply to your eligible options if they are not amended pursuant to the offer. You are urged to evaluate carefully all of the information in the offer and we recommend that you consult your own personal financial, legal and tax advisors.

4.                 STATUS OF ELIGIBLE OPTIONS NOT AMENDED.

If you choose not to accept the offer to amend your eligible options, such options will remain outstanding in accordance with their existing terms, including the current exercise price and any options that vested after December 31, 2004 will be subject to adverse tax consequences under Section 409A. You will be solely responsible for any taxes or interest payable under Section 409A or otherwise with respect to your options.

5.                 PROCEDURES FOR ACCEPTING THE OFFER TO AMEND ELIGIBLE OPTIONS.

Proper election to participate in this offer.   Participation in this offer is voluntary. To participate in this offer, you must, in accordance with the instructions of the election form included in your personalized letter, properly complete, sign and deliver the election form to Equity Comp. The properly completed and signed election forms must be received before the expiration date. The expiration date will be 5:00 p.m., Eastern Time, on June 11, 2007, unless we extend the offer. Election forms and related documents may only be submitted to us by:

a.                 Mailing the pre-paid envelope enclosed with your personalized letter, retaining a copy for your records, or

b.                Using Interoffice Mail to Equity Comp, 1West, if you work in the headquarters building in Framingham, Massachusetts, or

c.                 Faxing to Equity Comp at 508-253-8300.

We have provided you with a personalized letter listing your eligible options and the cash payment you will receive if your eligible options are amended. If you hold options that are not listed on the personalized letter, those options are not eligible options.

Your election to participate becomes irrevocable after 5:00 p.m., Eastern Time, on June 11, 2007, unless the offer is extended past that time, in which case your election will become irrevocable after the new expiration date, except as provided in Section 6 of this Offer to Amend. You may change your mind after you have submitted an election form and withdraw from the offer at any time before the expiration date, as described in Section 6 of this Offer to Amend. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date.

Options accepted will be amended on the next business day following the expiration date, which we presently expect will be June 12, 2007. However, it will take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. We reserve the right to waive any of the conditions of the offer or any defect or irregularity in any acceptance of the offer, provided that if we grant any such waiver, it will be granted with respect to all option holders

6.                 WITHDRAWAL RIGHTS.

If you have previously elected to accept this offer with respect to your eligible options, you may withdraw that election at any time before the expiration date, which is expected to be 5:00 p.m., Eastern Time, on June 11, 2007. If we extend the offer, you may withdraw your eligible options at any time until the extended expiration date.

In addition, although we intend to accept all eligible options with respect to which valid elections have been made promptly after the expiration of this offer, if we have not accepted your eligible options by 12:00 midnight, Eastern Time, on July 9, 2007 (which is the 40th business day after the commencement date of the offer), you may withdraw your eligible options at any time thereafter until such time as we have accepted such options.

To validly withdraw the eligible options with respect to which you previously have chosen to accept this offer, you must deliver to us in accordance with the procedures listed in Section 5 above, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. We must receive the properly completed and signed withdrawal form before the expiration date, which is 5:00 p.m., Eastern Time, on June 11, 2007, unless we extend the offer.

You may not rescind any withdrawal. Your election with respect to withdrawn eligible options will be deemed not properly made for purposes of the offer, unless you properly re-elect to accept this offer with respect to your eligible options before the expiration date. To re-elect to accept this offer with respect to the withdrawn eligible options, you must deliver a new election form to us before the expiration date by following the procedures described in Section 5 of this Offer to Amend. This new election form must be properly completed, signed, and dated after your original election form and after your withdrawal form.

7.                 ACCEPTANCE OF ELIGIBLE OPTIONS FOR AMENDMENT AND PROMISE TO MAKE CASH PAYMENT.

Upon the terms and subject to the conditions of the offer, we will, promptly following the expiration date, accept for amendment all eligible options for which acceptances of this offer have been properly submitted and not validly withdrawn before the expiration date. We will provide oral or written notice to the option holders of our acceptance, which may be by e-mail, press release or other means. We will amend the exercise price of accepted eligible options on the business day following the expiration date. However, it will take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. As soon as practicable following the amendment date, we will provide each holder of eligible options subject to a validly submitted acceptance of the offer with a “Promise to Make Cash Payment” and an “Amendment to Stock Option Award Agreement” amending the options as set forth in this offer and evidencing our commitment to make the cash payment in accordance with the terms set forth in this offer.

8.                 CONDITIONS OF THE OFFER.

We will not accept any acceptances of the offer to amend eligible options, and we may terminate or amend the offer or postpone our acceptance and amendment of any eligible options, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after May 10, 2007, and before the expiration date, we reasonably determine that any of the following events has occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with our acceptance of any acceptances of the offer to amend eligible options:

(a)    there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, amending of some or all of the eligible options pursuant to the offer or making the cash payments, or otherwise relates in any manner to the offer or that, in our judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(b)   there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•        make the amendment of the eligible options or payment of the cash payments illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

•        delay or restrict our ability, or render us unable, to accept or amend some or all of the eligible options;

•        materially impair the benefits we hope to receive as a result of the offer, which we believe would occur only as a result of further changes to Section 409A of the Code, the regulations thereunder or other tax laws that would affect the offer or the eligible options; or

•        materially and adversely affect our business, condition (financial or other), operating results, operations or prospects;

(c)    there shall have occurred any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

(d)   any rules, regulations or actions by any governmental authority, the Nasdaq Global Select Market, or other regulatory or administrative authority of any national securities exchange have been enacted, enforced or deemed applicable to Staples that makes it inadvisable for us to proceed with the offer.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons.

9.                 PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

There is no established trading market for eligible options, or any other options granted under our Amended and Restated 1992 Equity Incentive Plan. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “SPLS.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock on the Nasdaq Global Select Market.

Quarter Ended	High	Low
Fiscal Year Ending February 3, 2007
4th Quarter	$28.00	$24.94
3rd Quarter	27.04	21.08
2nd Quarter	27.71	21.57
1st Quarter	26.79	22.31
Fiscal Year Ending January 28, 2006
4th Quarter	$24.14	$21.90
3rd Quarter	23.24	20.36
2nd Quarter	23.84	18.87
1st Quarter	22.02	18.64

On April 30, 2007, the closing price of our common stock on the Nasdaq Global Select Market was $24.80 per share.

10.          SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF AMENDED ELIGIBLE OPTIONS.

Consideration.   We will issue cash payments in addition to amended options with respect to eligible options for which proper elections to participate in the offer have been made and accepted.

Cash payments will be made from our general corporate assets, and you will be a general creditor of us with respect to the cash payments until they are received.

If we receive and accept elections from eligible option holders of all options eligible for this offer, subject to the terms and conditions of this offer, we will amend options to purchase a total of approximately 3,914,266 shares of our common stock, or approximately 0.55% of the total shares of our common stock outstanding as of April 26, 2007, and the maximum aggregate cash payments payable pursuant to the offer will be approximately $2,339,567.

Terms of Amended Options.   Except for the exercise price, all the terms and provisions in effect for the eligible options at the time of acceptance of the offer to amend the eligible options will continue in effect after the amendment. Accordingly, the amended options will continue to vest in accordance with the same vesting schedule currently in effect for such options and the exercise period and option term will also remain unchanged.

The eligible options have all been granted pursuant to the Amended and Restated 1992 Equity Incentive Plan, also referred to as the 1992 Plan, and the amended options will continue to remain outstanding under the 1992 Plan.

The following is a description of the principal features of the Amended and Restated 1992 Equity Incentive Plan. The description is subject to, and qualified in its entirety by reference to, all the provisions of the 1992 Plan and the form of non-qualified stock option award agreement in effect for the eligible options. The 1992 Plan has been filed as an exhibit to the Company’s Schedule 14A filed on April 6, 2001 and the form of non-qualified stock option award agreement has been filed as an exhibit to the Schedule TO to which this offer is an exhibit. The amendment to the stock option award agreement to be used to amend the exercise price of your eligible options pursuant to the offer has been filed with the SEC as an exhibit to the Schedule TO to which this offer is an exhibit. Please contact HR Services at 888-490-4747 (x36499) to receive a copy of the 1992 Plan, the form of stock option award agreement or the form amendment to the stock option award agreement. We will promptly furnish you copies of those documents at our expense.

Summary of the Amended and Restated 1992 Equity Incentive Plan.

Administration.

The 1992 Plan is administered by our board of directors. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1992 Plan and to interpret the provisions of the 1992 Plan. Pursuant to the terms of the 1992 Plan, our board of directors has delegated authority under the 1992 Plan to the Compensation Committee of our board of directors.

We are required to make appropriate adjustments or substitutions in connection with the 1992 Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 1992 Plan also contains provisions addressing the consequences of any consolidation or merger or sale of all or substantially all of the assets of the Company or in the event of a liquidation of the Company.

Transferability.

Awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards generally are exercisable only by the participant.

Termination or Amendment.

No new awards may be made under the 1992 Plan. Our board of directors may at any time modify or amend, suspend or terminate the 1992 Plan, except that without the approval of our stockholders, no amendment may (i) increase the number of shares authorized under the 1992 Plan, (ii) materially increase the benefits provided under the 1992 Plan, or (iii) add a class of participants eligible to participate in the 1992 Plan.

United States federal income tax consequences.

You should refer to Section 15 of this Offer to Amend for a discussion of the United States federal income tax consequences of the eligible options, as well as the consequences of accepting or rejecting this offer. We recommend that you consult with your own advisors to discuss the consequences to you of participating or not participating in this offer.

11.          INFORMATION CONCERNING STAPLES.

Staples is the world’s leading office products company. We pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses. The office products industry has experienced significant growth since 1986 as the industry has expanded to include a variety of retailers, dealers and distributors, including other high-volume office supply chains. We operate three business segments: North American Retail, North American Delivery and International Operations.

Staples, Inc. is incorporated in Delaware. The Company’s principal executive offices are located at 500 Staples Drive, Framingham, MA 01702 and our telephone number at that address is 508-253-5000.

Financial Information.   The following table sets forth selected consolidated financial operating data for Staples. The selected historical statement of operations data for the fiscal years ended February 3, 2007 and January 28, 2006 and the selected historical balance sheet data as of February 3, 2007 and January 28, 2006, have been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, that have been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm. The information presented below should be read together with the complete financial statements and notes related thereto as well as the section of these reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has presented the following data in thousands, except share and per share data.

	Fiscal Year Ended
	February 3,	January 28,
	2007	2006
	(53 weeks)(2)	(52 weeks)(2)
Consolidated Statement of Operations Data:
Sales	$18,160,789	$16,078,852
Gross profit	5,194,001	4,582,618
Net income	973,677	784,117
Basic earnings per common share(1):	1.35	1.07
Diluted earnings per common share(1):	1.32	1.04
Consolidated Balance Sheet Data (At Period End):
Current assets	$4,431,363	$4,144,544
Noncurrent assets	3,965,902	3,588,176
Current liabilities	2,788,383	2,479,907
Noncurrent liabilities	578,108	766,877
Minority interests	9,109	4,335

(1)          All share and per share amounts reflect, or have been restated to reflect, the three-for-two common stock split that was effected in the form of a common stock dividend distributed on April 15, 2005.

(2)          The Company’s fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31.

Ratio of earnings to fixed charges	$7.35	$6.45
Book value per share	$6.99	$6.14

See Section 18 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.

12.          INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

A list of the current members of our board of directors and executive officers is attached as Schedule A to this document. As of April 26, 2007, our executive officers and directors as a group beneficially owned outstanding options under the 1992 Plan to purchase a total of 6,021,228 shares of our common stock, which represented approximately 25% of the shares of our common stock subject to all options outstanding under 1992 Plan as of that date. Schedule A includes information for each of the directors and executive officers with respect to their beneficial ownership of outstanding stock options. None of our directors or executive officers holds eligible options other than Christine T. Komola, who is not eligible to participate in the offer. Members of the Staples Leadership Team who hold eligible options (9 individuals) and accept this offer will forgo the cash payment otherwise payable with respect to eligible options that are amended pursuant to this offer.

Neither we, nor any of our directors or executive officers, nor any affiliates of ours, were engaged in transactions involving options to purchase our common stock under our 1992 Plan during the 60 days before and including the commencement of this offer other than the exercise of option grants under our 1992 Plan by Joseph G. Doody to purchase 75,000 shares of our common stock at an exercise price of $20.63 per share on March 13, 2007 and by Demos Parneros to purchase 74,250 shares of our common stock at an exercise price of $6.85 per share on March 30, 2007.

13.          STATUS OF OPTIONS AMENDED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Eligible options that we accept will be amended to change the exercise price on the amendment date. The terms and provisions of the amended options resulting from the acceptance of the offer will not differ from the terms and provisions in effect for such options at the time of acceptance, except that the exercise price will be increased.

The offer with respect to all eligible options is considered a modification of those options for financial reporting purposes. As a result, the Company would record any incremental compensation expense calculated as the increase in the fair value of the modified options (which fair value would include the cash payments that become payable pursuant to the terms of the offer) compared to the fair value of the original option as of the end of the offer period, less any amounts previously expensed.

       14. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our amending the eligible options or paying the cash payments, or of any approval or other action by any government or regulatory authority or agency, that would be required for such amendment of those options or the payment of the cash payments as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. This could require us to delay the acceptance of the eligible options submitted for amendment under the offer or the payment of the cash payments. We cannot assure you that we would be able to obtain any such required approval or take any other required action.

15.          MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material United States federal income tax consequences of the offer. We recommend that you consult with your personal financial, tax and legal advisors before deciding whether to accept the offer so that you can determine the federal, state and non-United States tax consequences of accepting or not accepting the offer. Any income taxes, additional taxes and interest that arise under Section 409A or similar state laws or otherwise as a result of your failure to accept the offer will be your sole responsibility.

This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations (including those issued in proposed form) and administrative and judicial interpretations as of the date of this offer, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all tax consequences that may be relevant to you in light of your individual circumstances, nor is it intended to apply in all respects to all types of eligible option holders.

General Tax Consequences Applicable to Non-Statutory Stock Options.   Your eligible options are non-statutory stock options for United States federal income tax purposes because such options were originally granted as non-statutory stock options. Your eligible options will continue to be non-statutory stock options regardless of whether you accept the offer.

Under the Internal Revenue Code, no taxable income is recognized by an option holder upon the grant of a non-statutory stock option. In general, and absent the application of Section 409A to such non-statutory stock option, the option holder will recognize ordinary income, in the year in which the option is exercised, in an amount equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The option holder is required to satisfy the tax withholding obligations applicable to such income. We will generally be entitled to an income tax deduction in the amount of any income recognized by the option holder upon the exercise of a non-statutory stock option.

Tax Consequences Applicable to Eligible Options that are Not Amended Pursuant to the Offer.   Because your eligible options were granted with an exercise price that was less than the fair market value of our common stock on the measurement date, and your eligible options were not fully vested before January 1, 2005 and were not exercised before December 31, 2005, such eligible options will be deemed to be nonqualified deferred compensation that is subject to adverse taxation under Section 409A of the Internal Revenue Code. Although it is not entirely clear how options that are deemed to be nonqualified deferred compensation are taxed under Section 409A, we believe that the following United States federal tax consequences apply to the eligible options that vested after December 31, 2004:

•       Beginning in 2008, all eligible options that vested after December 31, 2004 and have not been exercised will become taxable to you. The amount of income recognized will likely be equal to the fair market value of the common stock underlying the eligible options that vested after December 31, 2004, less the sum of the exercise price applicable to those options.

•       You will be subject to a 20% tax on the income recognized with respect to an eligible option that vested after December 31, 2004, in addition to all regular income and employment taxes.

•       You will also be liable for an additional tax in the form of interest at the IRS underpayment rate, plus 1% (currently, an aggregate annual interest rate of 9%).

•       We will also, pending further guidance from the IRS, report and withhold on exercises of eligible options in accordance with the general rules applicable to the exercise of non-statutory stock options described above under “General Tax Consequences Applicable to Non-Statutory Stock Options.”

In addition, certain states have also adopted laws similar to Section 409A and an option holder may also incur additional taxes and interest under such state law provisions with respect to the eligible options depending on the state in which the option holder is subject to taxation.

We have a withholding obligation with respect to any income that you recognize with respect to the eligible options; however, we are not required to withhold the Section 409A tax or interest. As a result, we will withhold regular income and employment taxes, as required, with respect to any income recognized on an eligible option. We are also required to report to the IRS (and applicable state taxing authorities) the income subject to the Section 409A tax and interest. If you do not agree to participate in the offer, you will be solely responsible for all income taxes and interest payable under Section 409A and similar state and other tax laws with respect to your eligible options.

Holders of eligible options should consult their financial, tax and legal advisors with regard to the application of Section 409A (and similar state tax provisions) to their eligible options.

Tax Consequences Applicable to Eligible Options that are Amended Pursuant to the Offer.   The following describes what we believe will be the United States federal income tax treatment of eligible options that are amended pursuant to the offer and the United States federal income tax treatment of the receipt of the cash payment:

•                    Acceptance of Offer and Amendment of Option. If you accept the offer to amend your eligible option, there should be no taxable event at the time of your acceptance or at the time that your option is amended.

•                    Payment of Cash Payment. The cash payment will be taxable as compensation income to you in the year in which it is paid. We will withhold from the cash payment all applicable income and employment taxes. We will generally be entitled to an income tax deduction in the amount of the compensation income that you recognize with respect to the cash payment.

•                    Exercise of Amended Option. As described above, your amended option will be a non-statutory stock option for United States federal income tax purposes. Accordingly, when you exercise the amended option, you will recognize ordinary income in an amount equal to the excess of the fair market value of the purchased shares at the time of exercise over the exercise price payable for those shares (as amended). We are required to withhold income and employment taxes with respect to the income that you recognize.

•                    Sale of Shares. The subsequent sale of any shares that you acquire upon exercise of your amended option will result in capital gain or loss to you in an amount equal to the excess of the sale proceeds over the fair market of our shares on the date of exercise. The gain or loss will be long-term if the shares have been held for more than one year after the date of exercise and otherwise will be short-term.

As of the date of this offer, the IRS has not issued final guidance with respect to the tax issues related to eligible options, including eligible options that are amended pursuant to this offer. We believe that we have complied in good faith with the available Section 409A guidance with respect to making this offer to amend. Nevertheless, guidance issued after the date of this offer could provide that the amended options do not in fact avoid the adverse tax treatment of Section 409A.

Additional Tax Consequences.   If an eligible option holder is subject to the tax laws of more than one country, then there may be tax consequences to such option holder as a result of participating in the offer in addition to those described above. You should consult with your financial, tax and legal advisors about these tax consequences.

Holders of eligible options should consult their financial, tax and legal advisors in making the decision about whether to participate in the offer. In particular, holders of eligible options should consult their advisors regarding the United States federal, state and non-United States tax consequences of participating, or not participating, in the offer.

16.          EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We may, at any time and from time to time, extend the period of time during which the offer is open and thereby delay the acceptance and amendment of any eligible options by giving notice of such extension to the submitting option holders and making a public announcement thereof.

We may also, at any time before the expiration date, terminate or amend the offer and postpone our acceptance and amendment of any eligible options with respect to which the offer has been accepted upon the occurrence of any of the conditions specified in Section 8, by giving written notice of such termination or postponement to the accepting option holders and making a public announcement thereof. Our right to delay our acceptance and amendment of the accepted eligible options is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the accepted eligible options promptly after termination or withdrawal of the offer.

Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to increase or decrease the amount of consideration offered for the eligible options, we will give notice of such action and keep the offer open for at least ten business days after the date of such notification.

17.          FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting submissions of eligible options for amendment pursuant to this offer.

18.          ADDITIONAL INFORMATION.

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Amend is a part, with respect to the offer. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to accept the offer to amend your eligible options:

(1)   our Annual Report on Form 10-K for our fiscal year ended February 3, 2007, filed with the SEC on March 1, 2007;

(2)   our proxy statement for our 2007 Annual Meeting of Stockholders on Schedule 14A, filed with the SEC on May 3, 2007;

(3)   our Current Report on Form 8-K, filed with the SEC on March 8, 2007;

(4)   our Current Report on Form 8-K, filed with the SEC on March 29, 2007; and

(5)   the description of our common stock included in our registration statement on Form 8-A dated April 10, 1989, including any amendments or reports we file for the purpose of updating that description.

The SEC file number for these filings is 000-17586. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov. These filings may also be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

We will also provide without charge to each person to whom a copy of this document is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to HR Services at 888-490-4747 (x36499).

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this document, you should rely on the statements made in the most recent document.

The information relating to Staples in this Offer to Amend should be read together with the information contained in the documents to which we have referred you.

19.          FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

This Offer to Amend and our SEC reports referred to above include “forward-looking statements.” When used in this Offer to Amend, words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will” and variations of such words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Those statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Our Annual Report on Form 10-K, Quarterly Report on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. Except as required by applicable federal securities laws, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we intend to make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law or we determine that further efforts to comply are not advisable, the offer will not be made to, nor will acceptances of the offer be accepted from or on behalf of, the holders of eligible options residing in such jurisdiction.

We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Amend or the related Tender Offer Statement on Schedule TO. If anyone makes any representation to you or gives you any information different from the representations and information contained in this Offer to Amend or the related Tender Offer Statement on Schedule TO, you must not rely upon that representation or information as having been authorized by us. We have not authorized any person to make any recommendation on our behalf as to whether you should accept or reject the offer to amend your eligible options pursuant to the offer. You should rely only on the representations and information contained in this Offer to Amend or the related Tender Offer Statement on Schedule TO or to which we have referred you.

Staples, Inc.
May 10, 2007

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF STAPLES, INC.

The members of the Staples board of directors and the Staples executive officers, and their respective positions and offices as of April 26, 2007, are set forth in the following table:

Name	Position and Offices Held	Number of Shares Underlying Outstanding Options to Purchase Common Stock Under the 1992 Plan	Percentage of Total Outstanding Options to Purchase Common Stock Under the 1992 Plan
Basil L. Anderson	Director	0	0%
Brenda C. Barnes	Director	0	0%
Arthur M. Blank	Director	0	0%
Mary Elizabeth Burton	Director	0	0%
Gary L. Crittenden	Director	0	0%
Joseph G. Doody	President, North American Delivery	335,795	1%
Christine T. Komola	Senior Vice President and Corporate Controller	29,832	< 1%
John J. Mahoney	Vice Chairman and Chief Financial Officer	877,500	4%
Michael A. Miles	President and Chief Operating Officer	225,000	1%
Rowland T. Moriarty	Director	0	0%
Robert C. Nakasone	Director	0	0%
Demos Parneros	President, U.S. Retail	345,849	1%
Ronald L. Sargent	Chairman and Chief Executive Officer	4,014,375	17%
Martin Trust	Director	0	0%
Jack A. VanWoerkom	Executive Vice President, General Counsel and Secretary	192,877	1%
Vijay Vishwanath	Director	0	0%
Paul F. Walsh	Director	0	0%

The address of each board member and executive officer is c/o Staples, Inc., 500 Staples Drive, Framingham, MA 01702.